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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68619

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2011 (MM/DD/YY) AND ENDING 03/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NCP NORTHLAND CAPITAL PARTNERS (USA) INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 KING STREET WEST, SUITE 3050
(No. and Street)

TORONTO (City) ONTARIO (State) M5X 1C9 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANCIS BERNARD AROKIUM 647-967-3278
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

333 BAY STREET, SUITE 4600, TORONTO, ONTARIO, M5H 2S5
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANCIS BERNARD AROKIUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NCP NORTHLAND CAPITAL PARTNERS (USA) INC., as of MARCH 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

FINOP

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHLAND CAPITAL PARTNERS (USA) INC.

(A WHOLLY-OWNED SUBSIDIARY OF SANDFIRE CAPITAL INC.)

Financial Statements and Supplementary Information
(Expressed in U.S. dollars)

Year ended March 31, 2012

NORTHLAND CAPITAL PARTNERS (USA) INC.

(A WHOLLY-OWNED SUBSIDIARY OF SANDFIRE CAPITAL INC.)

Year ended March 31, 2012

Table of Contents

Page(s)

Supplementary Schedules



KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Northland Capital Partners (USA) Inc.:

We have audited the accompanying statement of financial condition of Northland Capital Partners (USA) Inc. (a wholly-owned subsidiary of Sandfire Capital Inc.) as of March 31, 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northland Capital Partners (USA) Inc. as of March 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 and 2 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

May 25, 2012
Toronto, Canada

NORTHLAND CAPITAL PARTNERS (USA) INC.

(A WHOLLY-OWNED SUBSIDIARY OF SANDFIRE CAPITAL INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

As of March 31, 2012

Assets

Cash and cash equivalents	$	90,522
Deposit with clearing organization (note 2)		250,000
Prepaid expenses and deposits		2,829
Total assets	$	343,351

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued liabilities	$	15,303
Payable to clearing broker		321
Due to affiliates (note 5)		13,831
		29,455
Stockholder's equity:		
Common stock (note 4)		455,100
Deficit		(141,204)
		313,896
Total liabilities and stockholder's equity	$	343,351

See accompanying notes to financial statements.

NORTHLAND CAPITAL PARTNERS (USA) INC.

(A WHOLLY-OWNED SUBSIDIARY OF SANDFIRE CAPITAL INC.)

Statement of Operations
(Expressed in U.S. dollars)

For the year ended March 31, 2012

Revenue:	
Commissions	$ 128,961
Expenses:	
Trading (note 5)	41,284
Audit fees	14,464
Consulting fees (note 5)	93,113
Insurance	2,528
Legal fees	2,890
General and administrative (note 5)	15,637
Regulatory fees	5,131
Foreign exchange loss	2,337
	177,384
Net loss	$ (48,423)

Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

For the year ended March 31, 2012

	Common stock	Deficit	Total
Stockholder's equity, beginning of year	$ 455,100	$ (92,781)	$ 362,319
Loss for the year	–	(48,423)	(48,423)
Stockholder's equity, end of year	$ 455,100	$ (141,204)	$ 313,896

See accompanying notes to financial statements.

NORTHLAND CAPITAL PARTNERS (USA) INC.

(A WHOLLY-OWNED SUBSIDIARY OF SANDFIRE CAPITAL INC.)

Statement of Cash Flows
(Expressed in U.S. dollars)

For the year ended March 31, 2012

Cash flows from operating activities:	
Net loss	$ (48,423)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in prepaid expenses and deposits	2,967
Increase in accounts payable and accrued liabilities	5,848
Decrease in due to affiliates	(68,708)
Cash flows used in operating activities	(108,316)
Cash and cash equivalents, beginning of year	198,838
Cash and cash equivalents, end of year	$ 90,522

See accompanying notes to financial statements.

1. Organization and significant accounting policies:

Northland Capital Partners (USA) Inc. (the "Company") was incorporated on May 25, 2010 under the laws of the Province of Ontario, Canada. The Company is a wholly-owned subsidiary of Sandfire Capital Inc., the Parent, a Canadian-controlled private corporation.

The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA granted membership status to the Company on February 14, 2011. The Company is subject to regulation by FINRA and is clearing and settling transactions on a delivery versus payment/receive versus payment basis. The Company is located in Toronto, Canada. The Company utilizes the services of Pension Financial Services Inc. ("clearing broker") through its Clearing Agreement, dated January 14, 2011 to perform certain securities trading, clearing and record-keeping activities as its agent in various securities markets. Accordingly, the Company does not hold customer funds or safe-keep customer securities pursuant to Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

The significant accounting policies are as follows:

(a) Basis of presentation:

These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the United States of America.

(b) Cash and cash equivalents:

The Company considers deposits in banks and term deposits with original maturities of three months or less as cash and cash equivalents.

(c) Securities transactions:

Customers' securities transactions are reported on a settlement date basis, with related commission income and expenses recorded on a trade date basis.

1. Organization and significant accounting policies (continued):

(d) Foreign currency translation:

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at year-end exchange rates, and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at average rates of exchange in effect during the year. Realized and unrealized foreign exchange gains and losses are recorded in the statement of operations in the year in which they occur.

(e) Income taxes:

The Company follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred income tax assets and liabilities represent the amount of tax applicable to differences between the carrying amounts of assets or liabilities and their value for tax purposes. These deferred tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which differences are expected to be recovered or settled. Changes in deferred income taxes related to changes in tax rates are recognized in income in the year in which the changes are enacted. The amount recognized for deferred income tax asset is limited to the amount that is more likely than not to be realized.

(f) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2. Deposit with clearing organization:

Under the terms of the Operating Agreement (the "Operating Agreement"), the Company has lodged a deposit of $250,000 in the form of cash with the clearing broker.

3. Financial instruments:

(a) Credit risk:

Credit risk is the risk that counterparties to transactions do not fulfill their obligations under contractual terms. The Company manages its counterparty credit risk by dealing with counterparties of high credit quality and by managing individual counterparty exposure. The Company's exposure to credit risk associated with the non-performance by counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

(b) Fair values of financial instruments:

The fair values of financial instruments, other than due to affiliates, approximate their carrying amounts due to the imminent or short-term maturity of these financial instruments.

4. Common stock:

Authorized:	
Unlimited common shares	
Issued:	
455,100 common shares	$ 455,100

(Expressed in U.S. dollars)

5. Related party transactions and balances:

In accordance with an Operating Agreement dated December 15, 2010 between the Company and NCP Northland Capital Partners Inc. (the "Agent"), an affiliated company under common control, the Agent provides certain operating and support services, such as order execution, trade reporting, office and administration, support staff, and professional services as agent for and on behalf of the Company. Under this Operating Agreement, direct costs are charged to the Company based on an execution charge per transaction and office overhead and indirect costs are charged based on an estimate of the time spent by all employees of the Agent in servicing the Company and a portion of the total expenses for indirect compensation and office overhead. During the year, the Agent charged the Company $52,427 for direct costs and $72,371 for indirect costs.

As at March 31, 2012, the Company has $3,931 payable to the Agent. This amount is non-interest bearing and is included in due to affiliates on the statement of financial condition.

As at March 31, 2012, the Company has $9,900 due to the Parent. This amount relates to a temporary advance and is non-interest bearing. This amount is included in due to affiliates on the statement of financial condition.

The transactions with the Parent and Agent described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

6. Commitments and guarantees:

In the normal course of operations, the Company provides indemnifications, which are often standard contractual terms, to counterparties in transactions, such as service agreements and purchases of goods. Under these agreements, the Company agrees to indemnify the counterparty against loss or liability arising from the acts or omissions of the Company in relation to the agreements. The nature of the indemnifications in these agreements prevents the Company from making a reasonable estimate of the maximum potential amount that the Company could be required to pay such counterparties.

(Expressed in U.S. dollars)

6. Commitments and guarantees (continued):

From time to time, in connection with its operations, the Company may be named as a defendant in actions for damages and costs. On an ongoing basis, the Company assesses the likelihood of any adverse judgments or outcomes in these matters, as well as ranges on probable losses and costs. A determination of the provision required, if any, for these contingencies is made after analysis of each action. Should the Company suffer a loss in excess of amounts accrued, it will be recorded when the loss is likely and reasonably determinable.

7. Net capital requirements:

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company's method of computing net capital is the basic method and under Rule 15c3-1, the Company is required to maintain minimum net capital of $250,000 and a maximum ratio of aggregate indebtedness to net capital of 15 to 1. At March 31, 2012, the Company had net capital of $311,067, which was $61,067 in excess of its required minimum net capital. The Company's percentage of aggregate indebtedness to net capital was 9.47%.

8. Income taxes:

For Canadian purposes, the Company files a stand-alone tax return.

At March 31, 2012, the Company has non-capital losses carried forward for income tax purposes of $168,045, which expire as follows: $48,423 expires in the year 2032 and $119,622 expires in the year 2031.

The deferred income tax benefit that might arise from the utilization of these losses has not been recognized because it is more likely than not that future taxable profit will be available against which the Company can utilize the benefits therefrom.

There is a difference between the expected income tax expense on income computed at the Canadian statutory income tax rate of 26.25% and the Company's income tax expense effective rate of 0% due to valuation allowance recorded against the deferred tax asset related to the loss carryforwards.

9. Subsequent events:

The Company has evaluated the effects of subsequent events that have occurred subsequent to year end, March 31, 2012, and through to May 25, 2012, which is the date the financial statements were issued. During this period, there have been no events that would require recognition or disclosure in the financial statements.

NORTHLAND CAPITAL PARTNERS (USA) INC.

(A WHOLLY-OWNED SUBSIDIARY OF SANDFIRE CAPITAL INC.)

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
(Expressed in U.S. dollars)

For the year ended March 31, 2012

Total ownership equity from statement of financial condition	$	313,896
Deductions:		
Prepaid expenses		2,829
Net capital	$	311,067
Basic net capital requirement:		
Greater of:		
(i) Minimum net capital required, based on aggregate indebtedness	$	1,964
(ii) Minimum net capital		250,000
Net capital requirement	$	250,000
Excess net capital	$	61,067
Aggregate indebtedness	$	29,455
Ratio of aggregate indebtedness to net capital		0.09

The above calculation does not differ materially from the computation of net capital under Rule 15c3-1 as of March 31, 2012, filed by the Company on Form X-17A-5 with the SEC and the FINRA on April 20, 2012.

Schedule 2 - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
(Expressed in U.S. dollars)

For the year ended March 31, 2012

The Company is exempt under subsection k(2)(ii) of SEC Rule 15c3-3.



KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Northland Capital Partners (USA) Inc.:

In planning and performing our audit of the financial statements of Northland Capital Partners (USA) Inc. (the "Company"), as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ii) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities or safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

May 25, 2012
Toronto, Canada



KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
Northland Capital Partners (USA) Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2012, which were agreed to by Northland Capital Partners (USA) Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the Company's Form X-17A-5 for the year ended March 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, noting no differences.



We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

May 25, 2012
Toronto, Canada